UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 19)*

                                  URS CORPORATION
                                 (Name of Issuer)

                           Common Stock ($.01 per value)
                          (Title of Class of Securities)

                                    903236-10-7
                                  (CUSIP Number)

                                 Donald S. Scherer
            Howard, Rice, Nemerovski, Canady, Robertson, Falk & Rabkin
                            A Professional Corporation
                        Three Embarcadero Center, Suite 700
                             San Francisco, CA  94111
                                  (415) 434-1600
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  October 31, 1994
                           (Date of Event which Requires
                             Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with this statement  .
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903236-10-7            SCHEDULE 13D                    Page 2 of 15


1    Name of Reporting Person               BK CAPITAL PARTNERS, A CALIFORNIA
                                            LIMITED PARTNERSHIP

IRS Identification No. of Above Person                             94-3013688


2    Check the Appropriate Box if a Member of a Group              (a) x
                                                                   (b)

3    SEC USE ONLY


4    Source of Funds                                                  WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization                          California


7     Sole Voting Power                                                -0-

      NUMBER OF
                               8     Shared Voting Power           2,550,193*
      SHARES
      BENEFICIALLY
      OWNED BY EACH            9     Sole Dispositive Power            -0-
      REPORTING
      PERSON WITH
                              10     Shared Dispositive Power      2,550,193*


11    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             2,550,193*


12    Check Box if the Aggregate Amount in Row 11
      Excludes Certain Shares


13    Percent of Class Represented by Amount in Row 11                 32.2%*

14    Type of Reporting Person                                         PN


*     See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 3 of 15

1   Name of Reporting Person                  BK CAPITAL PARTNERS II, A
                                              CALIFORNIA LIMITED PARTNERSHIP

IRS Identification No. of Above Person                    94-3048313


2   Check the Appropriate Box if a Member of a Group         (a) x
                                                             (b)

3   SEC USE ONLY


4   Source of Funds                                            WC


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                    California


7    Sole Voting Power                                          -0-

         NUMBER OF        8    Shared Voting Power            2,550,193*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power            -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power       2,550,193*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              2,550,193*

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11             32.2%*


14   Type of Reporting Person                                       PN


*    See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 4 of 15

1   Name of Reporting Person                     BK CAPITAL PARTNERS III
                                                 LIMITED PARTNERSHIP

IRS Identification No. of Above Person                    94-3091845


2   Check the Appropriate Box if a Member of a Group      (a) x
                                                          (b)

3   SEC USE ONLY


4   Source of Funds                                            WC


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                    California


7    Sole Voting Power                                          -0-

         NUMBER OF        8    Shared Voting Power           2,550,193*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power           -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power      2,550,193*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             2,550,193*

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11            32.2%*


14   Type of Reporting Person                                      PN


*    See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 5 of 15


1   Name of Reporting Person                             THE COMMON FUND

IRS Identification No. of Above Person                    23-7037968


2   Check the Appropriate Box if a Member of a Group      (a) x
                                                          (b)

3   SEC USE ONLY


4   Source of Funds                                             WC

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                      New York


7    Sole Voting Power                                           -0-

         NUMBER OF
                          8    Shared Voting Power            2,550,193*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power            -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power       2,550,193*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              2,550,193*


12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11             32.2%*

14   Type of Reporting Person                                       CO


*    See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 6 of 15

1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

IRS Identification No. of Above Person                    94-2967812


2   Check the Appropriate Box if a Member of a Group      (a) x
                                                          (b)

3   SEC USE ONLY


4   Source of Funds                                       Not applicable


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                      California


7    Sole Voting Power                                            -0-

        NUMBER OF         8    Shared Voting Power             2,550,193*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power             -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power        2,550,193*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               2,550,193*

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11              32.2%*


14   Type of Reporting Person                                        IA


*    See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 7 of 15


1   Name of Reporting Person                             RICHARD C. BLUM

S.S. No. of Above Person                                 556 42 3196


2   Check the Appropriate Box if a Member of a Group     (a)
                                                         (b)

3   SEC USE ONLY


4   Source of Funds                                           Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                             USA


7    Sole Voting Power                                              16,841

         NUMBER OF
                          8    Shared Voting Power               2,550,193*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power               16,841
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power          2,550,193*


11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,567,034*


12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares

13   Percent of Class Represented by Amount in Row 11                32.4%*

14   Type of Reporting Person                                          IN


*    See response to Item 5.

CUSIP No. 903236-10-7           SCHEDULE 13D                   Page 8 of 15


1   Name of Reporting Person              RICHARD C. BLUM & ASSOCIATES I

S.S. No. of Above Person                                  94-2692175


2   Check the Appropriate Box if a Member of a Group      (a)
                                                          (b)

3   SEC USE ONLY


4   Source of Funds                                                  NA

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)


6   Citizenship or Place of Organization                         California


7   Sole Voting Power                                                -0-

         NUMBER OF
                          8    Shared Voting Power                   -0-
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person    -0-


12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares


13   Percent of Class Represented by Amount in Row 11               0.0%

14   Type of Reporting Person                                        PN

             Item 1.  Security and Issuer

             This Amendment No. 19 (the "Amendment") to Schedule 13D relates to shares of common stock, $0.01 par value (the "Stock"), of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529.

             This Amendment amends and restates Amendment No. 18 to
             Schedule 13D. This Amendment is being filed because of certain dispositions of stock set forth in Item 5(c) below.

             Item 2.   Identity and Background

             This Amendment is filed on behalf of BK Capital Partners, A California limited partnership ("BK"), BK Capital
             Partners II, a California limited partnership ("BK II"), BK Capital Partners III Limited Partnership, a California limited partnership ("BK III"), The Common Fund, a New York non-profit corporation, Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Richard C. Blum, the Chairman and substantial shareholder of RCBA Inc., and Richard C. Blum & Associates I ("RCBA I") (collectively, the "Reporting Persons").

             BK, BK II and BK III are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA Inc. is the sole general partner of BK, BK II and BK III.

             RCBA Inc. is a California corporation whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA Inc. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. Its principal business office address is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

             Name and           Business Address  Citizenship  Principal
             Office Held                                       Occupation
                                                               or
                                                               Employment

             Richard C. Blum     909 Montgomery St.   USA      Chairman and
             Chairman and        Suite 400                     Director,
             Director            San Francisco, CA             RCBA, Inc.

             Name and           Business Address  Citizenship  Principal
             Office Held                                       Occupation
                                                               or
                                                               Employment

             Thomas L.           40 Wall Street       USA      Chairman,
             Kempner             New York, NY 10005            Loeb
             Director                                          Partners
                                                               Corporation,
                                                               Investment
                                                               Banking
                                                               Business

             Nils Colin Lind     909 Montgomery St.  Norway    Managing
             Managing            Suite 400                     Director,
             Director and        San Francisco, CA             RCBA, Inc.
             Director

             George A. Pavlov    909 Montgomery St.   USA      Managing
             Managing Director,  Suite 400                     Director
             Chief Financial     San Francisco, CA             and Chief
             Officer and                                       Financial
             Director                                          Officer,
                                                               RCBA, Inc.

             Alexander L. Dean   909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
                                                               RCBA, Inc.

             Peter E. Rosenberg  909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
                                                               RCBA, Inc.

             Michael Kane        909 Montgomery St.   USA      Managing
             Managing Director   Suite 400                     Director of
             of Investments      San Francisco, CA             Investments,
                                                               RCBA, Inc.

             Donald S. Scherer   3 Embarcadero Center USA      Howard, Rice
             Secretary           Suite 700                     et al. (law
                                 San Francisco, CA             firm)

             The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

             Trustees

             Paul J. Aslanian               David M. Lascell
             Treasurer                      Partner
             Macalester College             Hallenbeck, Lascell & Pineo
             1600 Grand Avenue              One Exchange Street
             St. Paul, MN  55105            Rochester, NY  14614-1403

             John B. Carroll                John T. Leatham
             President                      Chairman
             GTE Investment Management      Security Health Partners
             Corp.                          1925 Calvin Court
             Tresser Boulevard              River Woods, IL  60015
             Seventh Floor
             Stamford, CT  06901

             Mayree C. Clark                Louis W. Moelchert
             Managing Director,             Vice President for Business
             Global Research                and Finance
             Morgan Stanley & Co., Inc.     University of Richmond
             1251 Avenue of the Americas    Campus Drive, Room 202
             New York, NY  10020            Maryland Hall
                                            Richmond, VA  23173

             Herbert M. Gordon              Andre F. Perold
             Treasurer                      Sylvan C. Coleman, Professor
             The Regents of the             of Financial Management
             University of California       Harvard University Graduate
             Kaiser Center                  School of Business
             300 Lakeside Drive             Administration
             17th Floor                     Morgan Hall, 367,
             Oakland, CA  94612-3550        Soldiers Field
                                            Boston, MA  02163

             Caspa L. Harris, Jr.           Todd E. Petzel
             President                      Executive Vice President
             National Association of        Business Development
             College and University         Chicago Mercantile Exchange
             Business Officers              30 South Wacker Drive
             1 Dupont Circle, Suite 500     Chicago, IL  60606
             Washington, DC  20036

             Norman G. Herbert              Robert S. Salomon, Jr.
             Treasurer and Investment       Chairman and Chief Executive
             Officer                        Officer
             University of Michigan         Salomon Brothers Asset
             5032 Fleming Administration    Management, Inc.
             Building                       7 World Trade Center,
             Ann Arbor, MI  48109-1340      38th Floor
                                            New York, NY  10048

             William Hromadka               William T. Spitz
             Treasurer and Assoc. Sr.       Treasurer
             Vice President                 Vanderbilt University
             University of Southern         102 Alumni Hall
             California                     Nashville, TN  37240-0159
             University Park,
             Treasurer's Office
             BKS 402 - Bookstore Building
             Los Angeles, CA  90089-2541    David K. Storrs, President
                                            The Common Fund
             Lyn Hutton                     450 Post Road East
             Vice President Finance and     Westport, CT  06881-0909
             Treasurer
             Dartmouth College
             6008 Parkhurst Hall,
             Room 102
             Hanover, NH  03755-3529


             The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT
             06881-0909):

             John S. Griswold, Jr.          Gary P. Watson
             Senior Vice President          Chief Operating Officer and
                                            Secretary

             Robert E. Shultz               Frank T. Franzeses
             Senior Vice President          Treasurer

             Curt R. Tobey
             Senior Vice President


             RCBA I was a California limited partnership, the sole general partner of which was RCBA, Inc. In connection with its dissolution and liquidation in December 1993, RCBA I distributed all its shares in the Issuer to its partners, including RCBA Inc.

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3.   Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of Stock is the working capital of the Reporting Persons.

             Item 4.   Purpose of Transaction.

             The Reporting Persons previously acquired the Stock for investment purposes. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of the Stock.

             Richard C. Blum is a director of the Issuer, and RCBA Inc. receives consulting fees from the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, although the Reporting Persons may in the future take actions that would have such an effect.

             Item 5.   Interest in Securities of the Issuer

             (a) & (b) According to the Issuer's most recent Form 10-Q, 7,005,047 shares of the Stock were outstanding as of August 26, 1994. The following Reporting Persons have the following direct holdings in the Stock or in Stock obtainable upon the exercise of warrants ("Warrant Shares"):

                                               Warrant
                                Shares of      Shares        Percentage
             Name              Stock Owned      Owned          Owned

              BK                  104,719      403,546          6.9%
              BK II               117,869      403,546          7.0%

              BK III              326,238      115,299          6.2%

              The Common Fund   1,077,980          -0-         15.4%
              RCBA Inc.               996          -0-      Less than 1 %

                        Total   1,627,802      922,391         32.2%


             Because voting and investment decisions concerning the above shares are made by RCBA Inc., the Reporting Persons identified in the table above affirm membership in a group. Therefore, each such Reporting Person is deemed to have beneficial ownership of an aggregate of 2,550,193 shares of the Stock, which is 32.2% of the outstanding Stock

             (calculated in accordance with Rule 13d-3(d)(l)(i) of the Securities Exchange Act of 1934).

             As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 16,841 shares of the Stock (consisting of shares held directly, shares held as beneficiary of a trust and options currently exercisable or exercisable within 60 days). If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,567,034 shares, which is 32.4% of the Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             (c) During the last 60 days, the following dispositions have been made: On October 31, 1994, BK III distributed an aggregate of 77,100 shares of the Stock to two of its limited partners in connection with such limited partners' withdrawal from the partnership. (Since the filing of the last amendment to this Schedule 13D, RCBA I dissolved and liquidated in December 1993, and in connection therewith, distributed to its partners all 47,870 shares of the Stock it previously owned.)

             (d) and (e)   Not applicable.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Issuer

             None.

             Item 7.   Material to be Filed as Exhibits

             Joint Filing Undertaking.

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  October 31, 1994

             BK CAPITAL PARTNERS, A          THE COMMON FUND
               CALIFORNIA LIMITED
               PARTNERSHIP                   By:  Richard C. Blum &
                                                  Associates, Inc.,
             BK CAPITAL PARTNERS II,              Investment Adviser
               A CALIFORNIA LIMITED
               PARTNERSHIP
                                             By:  /s/ Donald S. Scherer
             BK CAPITAL PARTNERS III              Donald S. Scherer,
               LIMITED PARTNERSHIP                Secretary

             RICHARD C. BLUM &
               ASSOCIATES I

             By:  Richard C. Blum &
                  Associates, Inc., its
                  General Partner


                  By:  /s/ Donald S. Scherer
                       Donald S. Scherer,
                       Secretary


             RICHARD C. BLUM & ASSOCIATES,        /s/ George A. Pavlov
             INC.                                 RICHARD C. BLUM

                                             By:  George A. Pavlov
             By:  /s/ Donald S. Scherer           Attorney-in-Fact
                  Donald S. Scherer,
                  Secretary

                                JOINT FILING UNDERTAKING

                       The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to Amendment No. 19 to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  October 31, 1994

             BK CAPITAL PARTNERS, A          THE COMMON FUND
               CALIFORNIA LIMITED
               PARTNERSHIP                   By:  Richard C. Blum &
                                                  Associates, Inc.,
             BK CAPITAL PARTNERS II,              Investment Adviser
               A CALIFORNIA LIMITED
               PARTNERSHIP
                                             By:  /s/ Donald S. Scherer
             BK CAPITAL PARTNERS III              Donald S. Scherer,
               LIMITED PARTNERSHIP                Secretary

             RICHARD C. BLUM &
               ASSOCIATES I

             By:  Richard C. Blum &
                  Associates, Inc., its
                  General Partner


                  By:  /s/ Donald S. Scherer
                       Donald S. Scherer,
                       Secretary


             RICHARD C. BLUM & ASSOCIATES,        /s/ George A. Pavlov
             INC.                                 RICHARD C. BLUM

                                             By:  George A. Pavlov
             By:  /s/ Donald S. Scherer           Attorney-in-Fact
                  Donald S. Scherer,
                  Secretary